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                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                    Pursuant to Rule 14a-6 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.
                      iPrint Technologies, inc.'s Exchange Act File No.: 0-29733


iPRINT inc
TECHNOLOGIES

                          Special Stockholder Meeting

                       October 24, 2001, 10:00 a.m. (PDT)

                            La Rinconada Country Club
                             14595 Clearview Drive
                              Los Gatos, CA 95032

                    ________________________________________

If you plan to attend this meeting, please RSVP to Eric Atwood by October 17, 2001, at EAtwood@iPrint.com or 650.298.8500 ext. 2407.

Caution applicable under certain SEC rules
------------------------------------------

Wood Associates is a party to a merger agreement with iPrint Technologies, inc. which contemplates a business combination in which the securities of Wood Associates will be exchanged for securities of iPrint Technologies, inc. Accordingly, the following information is provided:

Security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed combination because it contains important information about the transaction. The proxy statement/prospectus has been filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by iPrint with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.